August 16, 2024

Brent Winn
Chief Financial Officer
Medalist Diversified REIT, Inc.
P.O. Box 8436
Richmond, Virginia 23226

       Re: Medalist Diversified REIT, Inc.
           Preliminary Proxy Statement on Schedule 14A filed August 13, 2024 File No. 001-38719
Dear Brent Winn:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 13, 2024
About the Proxy Statement, page 1

1. At the bottom of page 7, we note the following disclosure: "To the extent an overvote
       (e.g., voting FOR with respect to more than one (1) nominee on Proposal
1)...." Please
       change the "e.g." to "i.e.," or advise.
2. Please ensure that all references to proxy materials from Mr. Wheeler throughout the proxy statement reflect that stockholders may not receive such materials. For example, we note the reference on page 8 to "Mr. Wheeler's proxy card" and the instruction to "refer to
       Mr. Wheeler's proxy statement" on page 10.
Proposal No. 5. To Approve the Reverse Stock Split Proposal, page 20

3. Please provide additional explanation of how the Forward Stock Split would "regain compliance with the minimum bid price requirement," as stated on page
20.
4. Please provide additional disclosure explaining the context and rationale of the proposed
       Reverse Stock Split, particularly in light of the fact that the Company recently completed
 August 16, 2024
Page 2

       a reverse stock split immediately followed by a forward stock split. In your revised disclosure, consider how the reasons for the Reverse Stock Split described on page 21 are affected by the fact that the Company intends to subsequently effect the Forward Stock
       Split.
5. Please add disclosure clarifying that the Reverse Stock Split could result in some stockholders no longer owning any shares of the Company's common stock to the extent they receive only cash in lieu of fractional shares. Also consider whether the statements on pages 22 and 23 that the Reverse Stock Split "will not affect any particular stockholder's relative ownership percentage of shares of the Company's common stock"
       and that "[v]oting rights and other rights and preferences of the holders of the Company's common stock will not be affected by the Reverse Stock Split" appropriately reflect that some holders could cease to be stockholders of the Company as a result of the Reverse
       Stock Split.
General

6. The proxy card states that if a stockholder "do[es] not vote 'FOR' one nominee, [their]
       shares will be voted in accordance with the Board of Directors' recommendation"
       (emphasis added). Please revise to clarify that the proxy will be voted in accordance with the Board's recommendation only if the stockholder does not vote for any nominee.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or David Plattner at 202-
551-8094.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions